Exhibit 99.1

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CNPJ/MF n° 02.558.158/0001-18

NIRE 2630001109-3

          The shareholders of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. (the “Company”) are hereby called, pursuant to art. 124 of Law 6404/76, to attend the Company’s Special Shareholders’ Meeting to be held on August 19, 2004, at 10:00 a.m., at the headquarters of the Company, at Av. Ayrton Senna da Silva nº 1.633, Jaboatão dos Guararapes, Pernambuco, to deliberate on the following Agenda: (i) to examine, discuss and approve the Agreement of Merger of the Company into TELE CELULAR SUL PARTICIPAÇÕES S.A.; and (ii) to authorize the officers of the Company to perform all acts necessary for the effectiveness of the merger at hand. The documents relating to the issues to be discussed in the Shareholders’ Meeting are at the disposal of the shareholders at the headquarters of the Company. The shareholders who wish to be represented at the Special Shareholders ’ Meeting shall deposit the pertinent documents of representation at the headquarters of the Company, including power of attorney and/or corporate documents relating to appointment of proxy or attorney-in-fact, and identification card of the representative, at least two business days prior to the Meeting. Within the same time frame, the holders of book-entry or custody shares shall deposit copies of their identity card and of the book-entry share extract issued at least 5 (five) business days prior to the date of the Special Shareholders’ Meeting, as established by the sole paragraph of Art. 15 of the Company’s By-Laws.

Jaboatão dos Guararapes, July 19, 2004

Mario Cesar Pereira de Araujo
Chairman of the Board of Directors